11018713

UNITED STATES
SECURITIES AND EXCHANGE COMMIS.
Washington, D.C. 20549

L
...3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 67906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TORE Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Matawan Road
(No. and Street)

Matawan (City) NJ (State) 07747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Argush 732-335-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Argush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TORE Services, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

X Lee Argush
Signature

Executive Managing Director
Title

Lauren M. Scarano
LAUREN M. SCARANO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 6/25/2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

TORE SERVICES, LLC

DECEMBER 31, 2010

TORE SERVICES, LLC

DECEMBER 31, 2010

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

The Member
TORE Services, LLC

We have audited the accompanying statement of financial condition of **TORE Services, LLC** (a Limited Liability Company) as of December 31, 2010 and the related statements of income and Members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TORE Services, LLC** as of December 31, 2010 and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROMEO & CHIAVERELLI LLC
February 18, 2011

TORE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS	
Cash	$114,286
Receivables	30,326
Prepaid expenses	1,253
Total current assets	145,865
Clearing Deposit	100,000
Total Assets	$245,865

LIABILITIES AND MEMBER EQUITY

LIABILITIES	
Accrued expenses	$ 7,075
Payable to clearing firm	100,000
Total current liabilities	$107,075
MEMBER EQUITY	$138,790
Total Liabilities and Member Equity	$245,865

The accompanying notes are an integral part of these financial statements

TORE SERVICES, LLC
STATEMENT OF INCOME AND MEMBER EQUITY

YEAR ENDED DECEMBER 31, 2010

REVENUE	
Referral Income	$429,802
Total revenue	$429,802
OPERATING EXPENSES	
Occupancy	6,600
Regulatory fee	4,886
Other expenses	9,664
Total operating expenses	21,150
NET INCOME	408,652
Member equity, beginning of year	179,398
Less: Distribution of member capital	(449,260)
Member equity, end of year	$138,790

The accompanying notes are an integral part of these financial statements

TORE SERVICES, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 408,652
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Change in:	
Receivable from clearing firm	11,360
Prepaid Expenses	612
Clearing Deposit	(100,000)
Accrued Expenses	761
Payable to clearing firm	100,000
Total adjustments	12,733
Net cash provided by operating activities and increase in cash	$ 421,385
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution of member capital	(449,260)
Net cash used by financing activities	(449,260)
Net decrease in cash	(27,875)
Cash, beginning of year	142,161
Cash, end of year	114,286

The accompanying notes are an integral part of these financial statements

TORE SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

Organization

TORE Services, LLC (the "Company") was formed as a limited liability company on January 18, 2008, and is a broker-dealer registered with the U.S. Securities and Exchange Commission. Its principal source of income is derived from referral fees. The Company is a wholly owned subsidiary of Concord Capital Partners, Inc. ("the Parent"). The Parent is the sole member of the limited liability company, as such, the member's liability is limited to its capital investment.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenue and expenses during the reporting period. Actual results could differ from those amounts.

Referral Fees

The Company earns fees for referring clients of the Parent to its clearing agent, who performs execution services for the clients. Referral fees owed to the Company are a negotiated percentage of the gross asset value and execution revenue generated by the clients' investment account with the clearing agent. Income is recognized on the accrual basis at the end of each month based on all transactions executed during the course of the month.

Income Taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a proprietorship. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Member income tax returns.

NOTE 2 – TRANSACTIONS WITH CLEARING AGENT

The Company has a clearing agreement with a clearing agent for the primary purpose of clearing its customers' securities and commodities transactions on a fully disclosed basis. The clearing agent reflects all such transactions on their books, and records them in accounts they carry in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The agreement provides for clearing charges at a fixed rate multiplied by the number of transactions executed by the Company. The agreement also requires the Company to maintain a minimum $100,000 deposit with the clearing agent. At December 31, 2010, the clearing deposit was not funded.

Receivables from the clearing agent represent agency commissions earned net of clearing costs and fees. Payable to the clearing firm represents the unfunded clearing deposit.

NOTE 3 – NET CAPITAL REQUIREMENT

Pursuant to rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum "net capital" amount as defined under such rule.

As of December 21, 2010, the Company's net capital was computed to be $137,537, which exceeded its minimum requirements of $7,138 by $130,399. The ratio of aggregate indebtedness to net capital was 77.85%.

The Company is exempt from the provisions of the Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of customer securities pursuant to paragraph (k)(2)(ii) since the Company does not hold funds or securities of customers.

NOTE 4 – EXPENSE AGREEMENT

The Company entered into an expense agreement with its Parent company, Concord Capital Partners, Inc. Under the agreement, the Company shares space with the Parent and utilizes their internet and other technology services in return for the payment of a percentage of the Parent's monthly lease and technology expenses. For the year 2010, the Company paid rent expense of $6,600 and technology expenses of $2,400.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balance may exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

TORE SERVICE, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

TORE Services, LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is BNY Convergex Execution Solutions LLC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

TORE Services, LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

SUPPLEMENTARY INFORMATION

TORE SERVICES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Total member equity from Statement of financial condition	$ 138,790
Deduct non-allowable assets: Prepaid expenses	1,253
Net capital	$ 137,537
Minimum net capital required per 15c3-1 (a)(2)	$ 7,138
Excess net capital	$ 130,399
Excess net capital at 1000%	$ 62,584
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	107,075
Ratio of aggregate indebtedness to net capital	77.85 %
Debt-equity ratio computed in accordance with 15c3-1(d)	0

TORE SERVICES, LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Total member equity according To Form X-17A-5	$ 140,790
Audit Adjustments	(2,000)
Total members' equity according to the audit	$ 138,790

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010:

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 138,298
Audit Adjustments	
Increase in net income	108,809
Decrease in other non-allowable assets	1,239
Increase in Member distributions	(110,809)
Net audit adjustments	(761)
Net capital according to the audit	$ 137,537

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Report on Internal Accounting
Control Required by SEC Rule 17a-5

The Member
TORE Services, LLC

In planning and performing our audit of the financial statements of TORE Services, LLC (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 18, 2011

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Member
TORE Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by TORE Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating TORE Services, LLC's compliance with the applicable instructions of the Assessment Report (Form SIPC-7). TORE Services, LLC's management is responsible for TORE Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 18, 2011

TORE SERVICES, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED DECEMBER 31, 2010

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2010		$ 1,075.00
Payment schedule:		
SIPC-6 including prior year overpayment	08/02/10	539.00
SIPC-7	02/10/11	490.00
SIPC-7 amended	02/24/11	46.00
Balance due		$ 0.00

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
1601 WALNUT STREET • SUITE 815
PHILADELPHIA, PENNSYLVANIA 19102